Exhibit 4.8

1.10	QUALIFIED NONELECTIVE EMPLOYER CONTRIBUTIONS

(a)	Qualified Nonelective Employer Contributions - The Employer may contribute an amount which it designates as a Qualified Nonelective Employer Contribution for any permissible purpose, as provided in Section 5.07 of the Basic Plan Document. If Option 1.07(a) or 1.08(a)(1) is checked, except as provided in Section 5.07 of the Basic Plan Document or as otherwise provided below, Qualified Nonelective Employer Contributions shall be allocated to all Participants who were eligible to participate in the Plan at any time during the Plan Year and are Non-Highly Compensated Employees (except as may be modified in the Nonelective Employer Contributions Addendum with regard to prevailing wage contributions) in the ratio which each such Participant's "testing compensation", as defined in Subsection 6.01(s) of the Basic Plan Document, for the Plan Year bears to the total of all such Participants' "testing compensation" for the Plan Year.

(1)	☑	Qualified Nonelective Employer Contributions shall be allocated only among such Participants described above who are designated by the Employer as eligible to receive a Qualified Nonelective Employer Contribution for the Plan Year. The amount of the Qualified Nonelective Employer Contribution allocated to each such Participant shall be as designated by the Employer, but not in excess of the "regulatory maximum." The "regulatory maximum" means the amount prescribed in Treasury Regulation Section 1.401(k)-2 which is 5% (10% for Qualified Nonelective Contributions made in connection with the Employer's obligation to pay prevailing wages) of the "testing compensation" for such Participant for the Plan Year. The "regulatory maximum" shall apply separately with respect to Qualified Nonelective Contributions to be included in the "ADP" test and Qualified Nonelective Contributions to be included in the "ACP" test. (Cannot be selected if the Employer has elected prior year testing in Subsection 1.06(a)(2).)

Note:	Each eligible Participant who is a Non-Highly Compensated Employee will be considered his own allocation group. The Employer shall notify the Plan Administrator of the amount allocable to each group.

Pre-Approved Defined Contribution Plan – 06/30/2020	PS Plan 48769-1686287165AA

© 2020 FMR LLC

All rights reserved.

AMENDMENT EXECUTION PAGE

Plan Name:	ITC Savings & Investment Plan (the "Plan")

Employer:	International Transmission Company

[Note: These execution pages are to be completed in the event the Employer modifies any prior election(s) or makes a new election(s) in this Adoption Agreement. Attach the amended page(s) of the Adoption Agreement to these execution pages.]

The following section(s) of the Plan are hereby amended effective as of the date(s) set forth below:

Section Amended	Effective Date
1.10	01/01/2024

IN WITNESS WHEREOF, the Employer has caused this Amendment to be executed on the date given below.

Employer:	International Transmission Company	Employer:	International Transmission Company

By:		By:

Title:	CHRO	Title:

Date:	6/15/2023 | 2:49:35 PM EDT	Date:

Note: Only one authorized signature is required to execute this Adoption Agreement unless the Employer's corporate policy mandates two authorized signatures.

Note: This page may be duplicated, if needed, to allow separate execution when the Employer indicated in Section 1.02(a) is changing.

Pre-Approved Defined Contribution Plan – 06/30/2020	PS Plan 48769-1686287165AA

© 2020 FMR LLC

All rights reserved.

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